THE MUSIC INDUSTRY IS NOT DEAD.

THE CASE FOR A NEW INDEPENDENT MUSIC COMPANY

Swoon CITY

THE MUSIC INDUSTRY IS **CHANGING**

Though the music industry is in a state of transition, more music is being consumed now than ever before:

TOP 10 MOST VIEWED VIDEOS on Youtube are by recording artists
377B STREAMS in 2017 - up 58.5% from 2016
563.7M DOWNLOADS on iTunes in the US in 2017
74M CDs SOLD in 2017 in the US
8.6M VINYL LPs SOLD in 2017 in the US - up 29.8% from 2016

The industry continues to chug along at a meaningful market size and has been stable for the past 5 years.

RECORDED MUSIC IS A **$15.7B** **PER YEAR** INDUSTRY + MUSIC PUBLISHING IS A **$10.4B** **PER YEAR** INDUSTRY = THE MUSIC BUSINESS IS A **$26.1B** **PER YEAR** INDUSTRY

Sources: Nielsen, Music Business Worldwide

THE RISE OF **INDEPENDENTS**

In the last 10 years, independent music companies have produced chart topping hits, brokered lucrative licensing deals, and enjoyed mainstream success.

SINCE 2005 INDIE MARKET SHARE HAS **RISEN $1.5B.**

2005 (18.1%) market share
2006
2007
2008
2009
2010 (23.2%) market share
2011
2012
2013
2014 (35.1%) market share
2017

INDEPENDENTS HAVE WON 5 OF THE LAST 6 **BEST ALBUM OF THE YEAR** GRAMMY AWARDS



2009: Adele's first album *19* certified Gold (500k Sold)
2010: Phoenix's album *Wolfgang Amadeus Phoenix* certified Gold
2011: Arcade Fire's third album *Suburbs* certified Gold
2012: Mumford & Sons' second album *Babel* certified Platinum (1M Sold) in first week of release, first album *Sigh No More* certified 2x Platinum
2013: Alabama Shakes' debut album certified Gold
2014: Taylor Swift's fifth album *1989* sells 1.2M units first week, certified 2x platinum within first month of release
2015: Adele's album *25* breaks one-week sales record, selling 3.3M units
2017: Independent artists makeup 55% of all nominations at the 60th Annual Grammy Awards (8th year in a row featuring majority independent noms). Independent labels and artists won 40% of all awards!

HOW WE PLAN TO GENERATE **REVENUE**

Revenue Source 1: RECORD LABEL

TYPICAL ALBUM REVENUE BREAKDOWN*:



46%
PHYSICAL SALES
(CDS, VINYL, DELUXE PACKAGES)
6%
PERFORMANCE RIGHTS
(TERRESTRIAL RADIO, SATELLITE RADIO, DIGITAL RADIO [PANDORA, BEATS 1])
46%
DIGITAL SALES
(DIGITAL DOWNLOADS, STREAMING, AD SUPPORTED STREAMING [YOUTUBE])
2%
SYNCHRONIZATION LICENSING
(LICENSE FOR USE IN COMMERCIALS/ADS, TV, FILM, NEW MEDIA)

We will adjust our strategy depending on how the market reacts†

SYNC-HEAVY ALBUM REVENUE BREAKDOWN:



2% PERFORMANCE
75% SYNC
5% CD SALES
15% DIGITAL
3% VINYL SALES

- ALLOCATE RESOURCES TOWARDS OBTAINING MORE SYNCS
- DRIVE MARKETING TO EACH PLACEMENT'S DEMOGRAPHIC

PHYSICAL-HEAVY ALBUM REVENUE BREAKDOWN:



37% VINYL SALES
26% DIGITAL
1% SYNC
35% CD SALES
1% PERFORMANCE

- INCREASE PLACEMENT IN ALL RELEVANT RETAIL PROGRAMS
- ARRANGE MEET & GREETS, IN-STORE EVENTS, AND CONTESTING

DIGITAL-HEAVY ALBUM REVENUE BREAKDOWN:



7% PERFORMANCE
72% DIGITAL
7% VINYL SALES
9% CD SALES
5% SYNC

- FOCUS ADVERTISING AND PROMOTIONAL RESOURCES TOWARDS SECURING FEATURE PLACEMENTS, SALES PROGRAMS, AND PLAYLISTING AT ALL DIGITAL RETAILERS

** Industry average per IFPI*
† Based on actual case studies

HOW WE PLAN TO GENERATE **REVENUE**

Revenue Source 2: MUSIC PUBLISHING

Every sound recording copyright has a corresponding copyright for the underlying composition. Composition rights-holders' have access to other revenue sources related to sales, airplay, and synchronizations:

DIRECT LICENSES

SYNC

- ★ Negotiated alongside sound-recording rights-holders', revenue comes from placement in film, tv, new media, etc.

PRINT

- ★ Fees are paid for the use of song print rights in sheet music, books, and merchandise.

ROYALTIES

PERFORMANCE

- ★ Performance royalties are paid every time a song plays on the radio, TV or films, and every time a song is performed publicly.

MECHANICAL

- ★ A mechanical royalty is paid for every album sold, as well as digital downloads (tracks + albums), and streams.

MUSIC PUBLISHING REVENUE BY SECTOR



66% PERFORMANCE ROYALTIES
19% MECHANICAL ROYALTIES
15% DIRECT LICENSES (SYNC & PRINT)

SOURCE: MUSIC BUSINESS WORLDWIDE

HOW WE PLAN TO GENERATE **REVENUE**
FINANCIAL BREAKDOWN CASE STUDIES

DEVELOPING ARTIST:



36%
DIGITAL ALBUMS - $72,360
10%
SYNC - $20,100
3%
PERFORMANCE - $6,030
13%
CD SALES - $26,130
36%
DIGITAL TRACKS - $72,360
2%
VINYL SALES - $4,020

TOTAL: $201K*

SUPERSTAR:



37%
DIGITAL ALBUMS - $2.3M
17%
SYNC - $1.04M
8%
PERFORMANCE - $500K
17%
CD SALES - $1.04M
16%
DIGITAL TRACKS - $1M
5%
VINYL SALES - $300K

TOTAL: $6.18M*

**US Revenues based on actual case study*

THE PROBLEM WITH MAJORS

Major labels are less efficient than independent labels. Indies spend money in smarter and more cost-effective ways.

MAJORS	INDIES
★ Hits start at **250,000 units sold**	★ Hits start at **25,000 units sold**
★ Teams are a **bureaucratic nightmare**	★ Teams are **small, passionate, and dedicated**
★ Majority of projects are **failures**	★ Majority of projects are **recouped and profitable**
★ **Difficulty adapting** quickly to change within the industry and digital landscape	★ **Flexibility**, ground-level knowledge, and use of Internet as "new radio"
★ **Majority of artists dropped** after poor initial performance	★ Ability to help **create and sustain** career artists and bands through multiple releases
★ Investment in a newly-signed artist is **inefficient** and can total in the millions	★ Investment in a newly-signed artist is **focused** and **strategic**

INTRODUCING: **SWOON CITY MUSIC**

*Three music industry veterans with a combined **35 YEARS EXPERIENCE** in scouting, record production, marketing, and distribution.*


MIKE BECK, CCO
NED SEDLAK, COO
MAUREEN LLOREN, CEO

	MIKE BECK, CCO	NED SEDLAK, COO	MAUREEN LLOREN, CEO
SCHOOL	Berklee College of Music, BM in Music Production/Engineering	Berklee College of Music, BM, Majors in Music Business, Production/Engineering	NYU, BFA Music Business
EXPERIENCE	• Denise Rich Songs • Hotwood Arts • Refuge Recording • Institute of Audio Research	• Megaforce Records/MRI Distribution • Glassnote Entertainment • tinyOGRE Entertainment • Warner Bros. Records • Warner/Chappell Music Publishing	• Denise Rich Songs • Glassnote Entertainment • Institute of Audio Research
PROFESSIONAL HIGHLIGHTS	• Produced and engineered for Patti LaBelle, Natalie Cole, Dionne Warwick, The Jonas Brothers, Third Eye Blind, Switchfoot, Wyclef Jean, Gavin DeGraw, Akon, JoJo, Kelly Price and Luis Fonsi • Produced Alternative-Radio charting songs • Creative Officer/Head Producer for Denise Rich, Grammy-nominated songwriter and publisher. • Built several premiere audio facilities in New York City and has played in several nationwide touring bands	• Worked campaigns for Grammy Award-winning and multi-platinum certified artists including Red Hot Chili Peppers, The Deftones, The Black Keys, My Chemical Romance, Iron & Wine and Jason Derulo • Product managed the double platinum-selling album Babel by Mumford & Sons • Planned retail distribution marketing for hundreds of artist projects including Frank Sinatra, Black Crowes, Anthrax, MGMT, Johnny Winter	• Spearheaded multiple Gold and Platinum campaigns around the world, including Mumford & Sons (Canada, 6x Platinum), Childish Gambino (Canada, Gold), Robert DeLong (Australia, Gold), Phoenix (France, Gold), Little Green Cars (Ireland, Gold) • Worked with chart-topping songwriters including Bonnie Mckee, Toby Gad, Nasri (Magic!), Justin Tranter, and more • Signed artists to recording and publishing deals including GIVERS, Oberhofer, Robert Delong, Little Green Cars, Daughter, Childish Gambino

COMPS:

RECORD LABEL & MUSIC PUBLISHING COMPANIES:

BIG MACHINE LABEL GROUP

- Founded 2005
- 27 active artists
- 19 catalog artists
- 90 employees

GLASSNOTE ENTERTAINMENT GROUP

- Founded 2007
- 15 active artists
- 8 catalog artists
- 30 employees

MOM + POP RECORDS

- Founded 2008
- 22 active artists
- 10 catalog artists
- 10 employees

RECORD LABELS:

DIRTY HIT RECORDS

- Founded 2009
- 7 active artists
- 5 employees

INNOVATIVE LEISURE

- Founded 2010
- 18 active artists
- 4 catalog artists
- 4 employees

MUSIC PUBLISHING COMPANIES:

ATLAS MUSIC PUBLISHING

- Founded 2014
- 36 active writers
- 14 employees

BIG DEAL MUSIC PUBLISHING

- Founded 2012
- 71 active writers
- 25 employees

CORE STRATEGY:

FIND

We know how to discover good music.

- MANAGERS
- AGENTS
- PROMOTERS
- VENUES
- LAWYERS
- INTERNET

DEVELOP

We know how to make good music great.

- STUDIO
- MIXERS
- PRODUCERS
- WRITERS
- MUSICIANS
- ENGINEERS

SELL

We have the experience to execute successful campaigns.

- DISTRIBUTION
- RETAIL
- LICENSING
- RADIO
- TV
- FILM

DIGITAL FOCUSED STRATEGY

*Swoon City will be on the forefront of **digital music technology**. We plan to efficiently leverage and work with these platforms for 3 main objectives:*


FAN ENGAGEMENT
SOCIAL MEDIA
BRAND AWARENESS
MARKETING AND ADVERTISING
KEY OUTLETS:
Twitter
Facebook
Instagram
Snapchat
Spotify
Apple Music

New technologies and digital properties we will embrace:

SHAZAM • **CYMBAL** • **MUSICAL.LY** • **GENIUS** • **TWITCH**

WE HAVE A PLAN

KEY OBJECTIVES IN 2018:

- ★ Sign 3 artists (acquire copyrights).
- ★ Secure publishing administration deal.
- ★ Release 3 titles.

	ARTISTS SIGNED	RELEASES	INDIRECT EXPENSES	DIRECT EXPENSES	TOTAL COSTS	REVENUE
2017	2	2	$25K	$155K	**$180K**	**$25,000**
2018	3	3	$25K	$232,500	**$257,500**	**$100,000**
2019	5	5	$25K	$387,500	**$412,500**	**$340,000**
2020	7	9	$85K	$542,500	**$627,500**	**$1,100,000**